GOLIATH, INC.

103 FOULK ROAD

WILMINGTON, DE 19083

SEED CAPITAL CONTRIBUTION AGREEMENT

October 24, 2011

Board of Trustees

Vanguard Charlotte Funds

100 Vanguard Boulevard

Malvern, PA 19355

Ladies and Gentlemen:

         In order to provide Vanguard Charlotte Funds (the “Trust”) with its initial capital, Goliath, Inc. (the “Purchaser”) is hereby purchasing from the Trust (i) 2,500 Admiral shares of beneficial interest, $0.001 par value, of Vanguard® Total International Bond Index Fund, at a purchase price of $20 per share, and (ii) 2,500 shares of beneficial interest, $0.001 par value, of Vanguard® Emerging Markets Government Bond Index Fund, at a purchase price of $20 per share, (such beneficial interests collectively referred to as, the “Shares”) for a total purchase price of $100,000. This agreement shall be subject to and construed consistent with Section 14(a) of the Investment Company Act of 1940, as amended.

         The Purchaser is aware that the Shares have not been registered under the Securities Act of 1933, as amended (the “Act”), on the basis that the sale of such shares will be exempt under Section 4(2) of the Act as not involving any public offering. Reliance on such exemption is predicated, in part, on the Purchaser’s representation and warranty to the Trust that the Shares are being acquired for the Purchaser’s own account for investment purposes and not with a view to the distribution or redemption thereof, and that the Purchaser has no present intention to dispose of the Shares. The Purchaser further represents that it will not take any action which will subject the sale of the Shares to the registration provisions of the Act.

                                              Sincerely,

                                              GOLIATH, INC.

                                              By:  /s/ Michael Kimmel

                                              Name:     Michael Kimmel

                                              Title:       Secretary